Sprott
Resource Lending Corp.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

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Voting Instruction Form ("VIF") - Annual and Special Meeting to be held on May 11, 2011

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the shareholders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by one of the Management Proxyholder nominees, as proxyholder of the registered shareholder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. **If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).**
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended by the Board and as indicated in the Management proxy circular of Sprott Resource Lending Corp. dated April 11, 2011.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 1:00 PM, Eastern Daylight Time, on Monday May 9, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a shareholder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointee(s)

Management Appointees are: Peter Grosskopf, or failing him, **Jim Grosdanis**, or failing him, **Heather Laxton**,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder(s) in accordance with the following direction(s) (or if no direction(s) have been given, FOR the proposed resolutions) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Sprott Resource Lending Corp. to be held at St. Andrew's Club & Conference Centre, Conservatory 2 Room, on May 11, 2011 at 1:00 p.m., Eastern Daylight Time and at any adjournment(s) or postponement(s) thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

To elect the following individuals to the Board of the Company.

	For	Withhold		For	Withhold		For	Withhold
01. Robert G. Atkinson	☐	☐	02. Brian E. Bayley	☐	☐	03. W. David Black	☐	☐
04. Robert M. Buchan	☐	☐	05. John P. Embry	☐	☐	06. Peter F. Grosskopf	☐	☐
07. W. Murray John	☐	☐	08. Dale C. Peniuk	☐	☐	09. Stewart J. L. Robertson	☐	☐
10. A. Murray Sinclair	☐	☐						

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For Against

2. Appointment of Auditors

To appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

For Against

3. Amendment of Annual Hurdle

To adopt an ordinary resolution to amend the definition of "Annual Hurdle" in the partnership agreement among Sprott Lending Consulting LP, the Company and a wholly owned subsidiary of the Company dated September 7, 2010 to the following: "Annual Hurdle" means, for any fiscal year of the Partnership, an amount equal to the product of the Average Annual Net Asset Value of the Partnership for such fiscal year multiplied by the average yield of the Canadian 3 Year Generic Bond Index, (Bloomberg Ticker: GCAN3YR Index) or such successor index, or Canadian federal or provincial government bond having a term of approximately 3 years, as may be agreed to in writing by the Partners from time to time, not to exceed, in any case, a yield of 6.00%", as more particularly described in the Circular. ☐ ☐

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For Against

4. Change of Province of Registered Office Location

To adopt a special resolution, the text which is set forth in the schedule "A" to the Circular, authorizing the Company to amend its articles to change the province in which its registered office is located to the Province of Ontario, as more particularly described in the Circular. ☐ ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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